Cover Letter to Offer to Repurchase and Letter of Transmittal

Exhibit A

Cover Letter to Offer to Repurchase and Letter of Transmittal

If You Do Not Want to Sell Your Shares at This Time,
Please Disregard This Notice.
This Is Solely Notification of the Fund’s Tender Offer.

May 24, 2013

Dear KKR Alternative Corporate Opportunities Fund P Shareholder:

We are writing to inform you of important dates relating to a tender offer by KKR Alternative Corporate Opportunities Fund P (the “Fund”).  If you are not interested in tendering any of your shares in the Fund (“Shares”) for repurchase by the Fund at this time, please disregard this notice and take no action.

The tender offer period will begin on May 24, 2013.  While tenders of Shares may be withdrawn until 12:00 midnight, Eastern time, on June 24, 2013, unless extended, tenders of Shares must be submitted no later than June 24, 2013, unless extended.  The purpose of the tender offer is to provide liquidity to Shareholders of the Fund.  Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender any of your Shares for repurchase by the Fund during this tender offer period please complete and return the enclosed Letter of Transmittal by no later than June 24, 2013, unless extended.   If you do not wish to sell your Shares, simply disregard this notice.  NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ALL OR ANY PORTION OF YOUR SHARES AT THIS TIME.

All tenders of Shares must be received by the Fund, either by mail or by fax, in good order no later than June 24, 2013, unless extended.

If we may be of further assistance, please contact us by calling one of our dedicated account representatives at (855) 859-3943, Monday through Friday (except holidays), from 8:00 a.m. to 5:00 p.m., Central time.

Sincerely,

KKR Alternative Corporate Opportunities Fund P